Robert Selvi
Chief Financial Officer
2001 Logic Drive
San Jose, CA 95124-3452
(408) 752-7969 Tel
(408) 962-8181 Fax
rselvi@sonicwall.com

VIA EDGAR

September 23, 2009

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          SonicWALL, Inc.
Form-10K for the Fiscal Year Ended December 31, 2008
Filed on March 6, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009, filed May 7, 2009 and August 7, 2009, respectively
Forms 8-K filed February 11, 2009, April 27, 2009 and July 23, 2009
File No. 000-27723

Dear Ms. Collins:

On behalf of SonicWALL, Inc. (“we” or the “company”), please find our responses to the comments regarding the above mentioned filings as contained in your letter dated August 21, 2009.  For your convenience, we have included your comment in bold type above our responses to such comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
You disclose on page 12 that you sell your products in the Americas, the Middle East, and Africa, regional references generally understood to encompass Cuba, Iran, and Sudan.  In addition, we are aware of a November 2006 new report that for the purpose of distributing your E-mail Security and Content Security Management solutions in the Middle East and Africa, you appointed Almasa IT Distribution, a company which appears to operate in Iran.  Cuba, Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Syria, or Sudan.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and/or Sudan, if any, whether through subsidiaries, resellers, or other direct or indirect arrangements.  Your response should describe any products, components, equipment, technology, software, or services you have provided to Cuba, Iran, Syria, and/or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

In response to the Staff’s comments, we respectfully submit that the Company has no agreements, commercial arrangements or other contacts with the governments of Cuba, Iran, Syria and/or Sudan or any agreements, commercial arrangements or other contacts with entities controlled by those governments. Further, we have no contacts through subsidiaries, resellers or other arrangements with those countries and we do not anticipate that we will be involved with any future contacts with those countries.

The Company sells its products, software and services through distribution channels. Under this business model, authorized distributors sell to resellers who may sell to other resellers or may sell directly to end users. On August 14, 2006, the Company entered into a distribution agreement with Almasa IT Distributing of Dubai. We believe that Almasa IT Distributing is a well-respected company in the Middle East and North Africa and we hoped at the time that this agreement would help us expand our business opportunities in the region. That agreement, and all SonicWALL distribution agreements, contain export control language substantially similar to the following:

“Without limiting the Territorial restrictions set forth in this Agreement, and notwithstanding any other agreement to the contrary, DISTRIBUTOR shall not, directly or indirectly, sell, distribute, export or re-export, (nor enable any third party to sell, distribute, export or re-export) any SONICWALL Products provided hereunder to any embargoed, terrorist, or restricted country as designated by the U.S. Government or any other country with which commerce or export may be restricted, prohibited, or otherwise limited by the U.S. Government or by the Territorial government (whether now or in the future). DISTRIBUTOR further agrees to provide SONICWALL upon request further written assurances of compliance with the requirements of this provision.”

The territorial restrictions contained in the agreement were “Middle East and North Africa except Libiya (sp), Iran, Iraq, Syria and especially designated individuals, Global Terrorists, and Global Terrorist Organisations as designated by the United States Government.”

The performance of Almasa IT Distributing did not meet our commercial expectations and, accordingly, the distribution agreement with Almasa IT Distributing was terminated by SonicWALL effective October 25, 2008. Our records indicate that the email security units acquired from SonicWALL by Alamasa IT Distributing are currently located in Qatar, Turkey, Kuwait and the United Arab Emirates.

SonicWALL distributors purchase products, software and services from us based upon forecasts of future demand. Such distributors are stocking distributors who maintain an inventory of our product so at the time of acquisition by the distributor, it is generally the case that neither SonicWALL nor the distributor has yet identified the reseller, or end user customer, who will purchase such products, software or services from the distributor. In parts of the world where SonicWALL does business, the items sold may pass through one or more layers of resellers before being installed at an end user location. We are often not aware of the intermediaries who possess our products or software between the time such items are acquired by an initial reseller to the time that such products or software are finally installed at an end user facility.

In our future annual reports on Form 10-K and interim reports on Form 10-Q, we will include disclosure that our regional references exclude Cuba, Iran, Syria, Sudan or any other country identified by the U.S. Government as subject to economic sanctions and export controls.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Critical Accounting Estimates

Valuation of Long-Lived Assets, Intangible Assets and Goodwill, page 37

2.
We note your critical accounting policy and footnote disclosures regarding the company’s goodwill valuation.  These disclosures should provide investors with sufficient information as well as management’s insights and assumptions with regard to the recoverability of goodwill.  In this regard, we have identified areas where we believe additional discussion would enhance your disclosures.  Specifically, we believe you should provide the following information pursuant to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350:

In response to the Staff’s comment, we respectfully submit our responses to each bullet below:

•	Disclose the date of your annual impairment test;

The Company tests for goodwill impairment in the fourth quarter of each fiscal year.  For 2008, goodwill was assessed at December 31, 2008.

In future filings we will disclose when we conduct our goodwill impairment testing.

•
Tell us the reporting units used in your analysis; indicate how the reporting units are identified; provide the amount of goodwill allocated to each reporting unit and explain how you estimate the fair value of each reporting unit;

The Company operates in one reporting unit.  The Company has determined that the Chief Operating Decision Maker (CODM) is the Chief Executive Officer (CEO).  The Company organization is such that reporting to the CEO are functional department heads of sales, marketing, research and development, and general & administrative. Each of these department heads has worldwide responsibility.  These functions are all centralized at our corporate headquarters.  There are no segment managers who are directly accountable to the CODM for operating activities, financial results, forecasts, or plans for specific product lines or geographical regions.  The Company does not rely on detailed financial information by product group or solution category for the purpose of analyzing the business and/or resource allocation.  The CODM allocates resources and assesses the performance of the Company as a whole by functional area.

Given this structure, the Company believes that it operates in one reportable segment, which is also the only reporting unit for the goodwill impairment assessment.

In future filings, the Company will disclose the assumption that the Company operates as a single reporting unit for purposes of goodwill impairment testing.

•
Provide the carrying value and fair value for each reporting unit as of the date of your most recent step-one test.  Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit;

For the step-one test completed at December 31, 2008, the Company employed two different approaches to calculate its fair value: the public share price methodology and the market multiples methodology.  Using these methodologies, the Company came to fair values of $277.3 million and $743.7 million, respectively.  The Company’s carrying value at December 31, 2008, was $265.7 million.

In future filings, the Company will disclose the percentages by which the fair value exceeds the carrying value for the operating unit.

•
For those reporting units in which the fair values do not exceed their carrying values by significant amounts, describe the potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

As previously noted, the Company operates as a single reporting unit and the Company performed their step-one test using two different methodologies.

The first methodology employed was the public share price methodology.  Using this methodology, the Company’s fair value exceeded the carrying value by $11.6 million or 4%.

While the public share price methodology resulted in a fair value not significantly greater than the carrying value, management believed that the public share price methodology analysis understated the Company’s fair value because the stock price was depressed as a result of the extraordinary economic environment at the time.  To underscore this point, as of the 10-K filing date, the Company’s stock price had increased to $4.25 and has continued to trend upwards of $8.00 through the date of this letter.

The second methodology employed was the market multiples methodology.  Using this methodology, the Company’s fair value exceeded the carrying value by $478 million or 180%, which is significantly greater than the carrying value.

The Company’s fair value exceeded its carrying value using both methodologies (with a substantial positive variance over carrying value in the case of the market multiples approach).

In future filings where the carrying value does not exceed the fair value by a significant amount, the Company will include potential events and/or changes in circumstances that could reasonably be expected to negatively affect our key assumptions should they exist.

•
Explain further how market capitalizations factored into your goodwill impairment analysis and provide a reconciliation of your market capitalization to the aggregate fair value of all reporting units as of your last assessment;

As the Company only has one reporting unit, the entire market capitalization amount was used in the public share price methodology.

For this analysis, Management considered the following stock prices leading up to the date of measurement:

Stock price at 12/31/08	$ 3.98	10 day average stock price	$ 3.90
Stock price at 09/30/08	$ 5.24	20 day average stock price	$ 3.88
Stock price at 06/30/08	$ 6.45	90 day average stock price	$ 4.64

Management then calculated the fair value using these stock price values. These calculations resulted in a range of fair values from $270.4 million to $449.5 million, all of which are greater than the carrying value. Based on these valuation results, Management determined that it was prudent to use the 12/31/08 stock price of $3.98 as the basis for the calculation.

•	Describe how you estimate a control premium and indicate how that is factored into your analysis; and

The Company utilized available data for precedent transactions that are meaningful and relevant in terms of the Company’s industry, sector, market and customer segment focus to derive an appropriate control premium assumption.  The control premiums reviewed ranged from 21.6% to 44.0%. Based on these facts, Management determined that a 30% control premium was reasonable.

•
Explain further how the various factors discussed in Note 2 (i.e. current and forecasted earnings, industry trends, legal factors, key personnel, etc.) are used in your analysis.  Also, quantitatively describe the significant estimates and assumptions used in your valuation models to determine the fair value of your reporting units in your impairment analysis.  For example, at a minimum you should disclose the discount rates used for each reporting unit, how those rates were determined and the market risk premium included in such assumptions.

All quantitative analysis was performed in step-one testing which indicated that fair value was greater than book value for the reporting unit. Based on the results of the step one analysis, estimates of the above items were not required.

Fair Value of Investments, page 37

3.
You disclose that the company’s investment advisors provided a valuation for your auction rate securities, which valuation “was corroborated by a separate and comparable discounted cash flow analysis prepared by the Company.”  Please provide us with a detailed explanation of the nature and extent of the involvement of your investment advisors in determining the fair value of the auction rate securities, and tell us the scope of management’s reliance on the information provided by the referenced third parties in deriving the relevant  valuations used for financial reporting purposes.  See Rule 436 of Regulation C and Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp/htm

In response to the Staff’s comment, we respectfully submit that we did not engage our investment advisor for the purpose of providing us with an estimate of fair value of the auction rate securities (“ARS”).  Rather, we interviewed brokers from two firms to obtain details on the methodology their firms used in calculating the market value of comparable ARS.  Subsequently we designed our own discounted cash flow model using various assumptions for applicable discount rates, expected term of ownership, amount of cash flows generated, default rate risk, and liquidity premiums.  We reported the fair value of these ARS based on conclusions drawn from our analysis.  In future filings, we will clarify our disclosures as appropriate.

Results of Operations, page 41

4.
In the discussion of the results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor.  For example, you disclose that the revenue increase in the UTM product category in 2008 compared to 2007 was “primarily due to increased sales of [y]our subscription services, offset by a decrease in product revenue,” but you give no indication as to the relative impact of each factor.  Please explain to us how you considered Section III.D of SEC Release No. 33-6835 and Section III.B of SEC Release No. 33-8350.  Note that this comment also applies to your discussion on revenue changes related to the other product categories and gross profit changes as well as your discussion within your Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009

In response to the Staff’s comment, we respectfully submit that in future filings, we will clarify our disclosures as appropriate. Discussion quantifying the impact of various factors on revenue changes and gross margin changes on our Form 10-K for the fiscal year ended December 31, 2008 and on our Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Total Revenue by Product Category (in thousands, except for percentage data)

	Year Ended December 31,			Dollar Change		Percent Change
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006	2008 vs. 2007	2007 vs. 2006

UTM	$164,788	$147,696	$142,246	$17,092	$5,450	12%	4%
% of total revenue	75%	74%	81%
SSL	20,668	15,706	5,913	4,962	9,793	32%	166%
% of total revenue	9%	8%	3%
SCM	22,988	23,604	20,034	(616)	3,570	(3%)	18%
% of total revenue	11%	12%	12%
CDP	10,200	12,193	7,345	(1,993)	4,848	(16%)	66%
% of total revenue	5%	6%	4%
Total revenue	$218,644	$199,199	$175,538	$19,445	$23,661	10%	13%

The 12% growth in revenue in the UTM product category in 2008 compared to 2007 was primarily due to a 34% increase in subscription services revenue, offset by a 5% decrease in product revenue.  The growth in subscription services revenue was largely attributed to a 99% increase in revenue from our CGSS subscriptions services.  Product revenue declined primarily due to a 12% decrease in net revenue per unit and a 9% decline in unit sales from the TZ product offerings, offset by a 12% increase in net revenue per unit associated with the NSA/PRO products combined with a 2% increase in units sold.  The 32% growth in revenue in the SSL product category in 2008 compared to 2007 was primarily due to a 100% increase in revenue from subscription services contracts and software licenses, associated with products that were available for all of 2008 but limited to the second half of 2007.  The 3% decline in revenue in the SCM product category in 2008 compared to 2007 was primarily due to a 47% decline in combined product and software license revenue, offset by a 12% increase in revenue from subscription services contracts.  This decline in product revenue was caused by a 38% decline in unit sales and a 7% reduction in net revenue per unit.  The 16% decline in revenue in the CDP product category in 2008 compared to 2007 was primarily due to a 28% decline in unit sales of CDP appliances, offset by a 14% increase in revenue from subscription services contracts.

The 4% growth in revenue in the UTM product category in 2007 compared to 2006 was primarily due to an 18% increase in subscription service revenue, offset by a 27% decline in software license sales and a 3% decline in appliance sales.  The growth in subscription services was primarily due to a 119% increase in revenue from our CGSS subscription services.  The decline in software license sales was a result of a 42% reduction in revenue from enhanced operating system upgrades.  Product revenue declined primarily due to an 8% decline in unit sales in the TZ product offerings, offset by an 11% increase in unit sales of the PRO and Access Point products.  The 166% growth in revenue in the SSL product category in 2007 compared to 2006 was primarily due to a 114% increase in product revenue and a 462% increase in revenue from subscription service contracts and software licenses.  The growth in all SSL categories was a direct result of the Aventail acquisition at the beginning of the third quarter of 2007.  The 18% growth in revenue in the SCM product category in 2007 compared to 2006 was primarily due to a 518% increase in revenue from email subscription services and a 20% increase in email security product revenue.  The growth in product revenue was primarily due to a 70% increase in unit sales, offset by a 30% reduction in net revenue per unit.  The 66% growth in revenue in the CDP product category in 2007 compared to 2006 was primarily due to a 44% increase in product revenue and a 152% increase in revenue from subscription service contracts. The growth in product revenue was primarily driven by a 52% increase in net revenue per unit.

The following table shows the gross profit for product and the gross profit for license and service (in thousands, except for percentage data):

	Gross Profit Amount			Gross Margin
	Year Ended December 31,			Year Ended December 31,
	2008	2007	2006	2008	2007	2006

Product	$47,350	$58,381	$53,633	52%	59%	58%
License and service	107,685	84,369	70,454	84%	84%	85%
Amortization of purchased technology	(3,017)	(2,232)	(5,387)
Total gross profit	$152,018	$140,518	$118,700	70%	71%	68%

Cost of Product Revenue and Gross Profit/Margin

Cost of product revenue includes costs associated with the production of our products, including cost of materials, manufacturing and assembly costs paid to contract manufacturers, freight, related fulfillment cost, and overhead costs associated with our manufacturing operations.  Additionally, warranty costs and inventory provisions or write-downs, are included in cost of product revenue.

In 2008 compared to 2007, cost of product revenue increased by approximately 16% on a per unit basis, and the number of units shipped decreased by approximately 7%. In 2007 compared to 2006, cost of product revenue increased by approximately 2% on a per unit basis, and the number of units shipped increased by approximately 2%.

In 2008 compared to 2007, the cost of product revenue increased in the UTM product category, but decreased in the SCM, SSL, and CDP product categories.  In the UTM product category an 18% increase in the cost of product revenue and a 25% increase in the average production cost per unit were primarily because of a 45% increase in production costs related to NSA products (including our “E-Class” products), partially offset by a 7% decrease in the cost of revenue for the TZ products due to a 9% decrease in units sold.  The E-Class NSA products have significantly higher production costs compared to our other products while the volume on these products is generally lower compared to our other hardware appliance products.  In the SCM product category, a 37% decrease in the cost of product revenue was primarily due to a 38% decrease in units sold.  In the SSL product category, a 4% decrease in the cost of product revenue was primarily the result of a 28% decrease in the average production cost per unit for our E-Class SSL products.  In the CDP product category, a 26% decrease in the cost of product revenue was the result of a 28% decrease in units sold, offset by a 3% increase in average production cost per unit.

In 2007 compared to 2006, the cost of product revenue increased in the SSL, SCM, and CDP product categories, but decreased in the UTM product category.  In the SSL product category, a 57% increase in the cost of product revenue and a 50% increase in average production cost per unit were the results of the timing of the Aventail acquisition and the significant cost differences between the acquired Aventail products and the products available from the Company in the prior period.  In the SCM product category, a 30% increase in the cost of product revenue was due to a 52% increase in units sold, partially offset by a 15% decrease in average production cost per unit.  In the CDP product category, a 6% increase in the cost of product revenue was the result of a 12% increase in average production cost per unit, partially offset by a 5% decrease in units sold.  In the UTM product category, a 2% decrease in the cost of product revenue was the result of a 4% decrease in units sold.

Gross profit and gross profit percentage from product sales in 2008 compared to 2007 decreased in the UTM, SCM, and CDP product categories and increased in the SSL product category.  In the UTM category, the 20% decrease was due to the combination of a 25% increase in the average production cost per unit, and a 6% decrease in units sold, offset by a 2% increase in net revenue per unit.  In the SCM category, the 53% decrease was due to the combination of a 38% decrease in units sold, a 1% increase in the average production cost per unit, and a 7% decrease in net revenue per unit.  In the CDP category, the 31% decrease was due to the combination of a 28% decrease in units sold, a 1% decrease in net revenue per unit, and a 3% increase in the average production costs per unit.  In the SSL category, the 3% increase was due to a 5% increase in net revenue per unit, offset by a 4% decrease in units sold.

Gross profit and gross profit percentage from product sales in 2007 compared to 2006 decreased in the UTM and SCM product categories and increased in the SSL and CDP product categories.  In the UTM category, the 4% decrease was due to the combination of a 4% decrease in units sold, a 2% increase in the average production cost per unit, offset by a 1% increase in net revenue per unit.  In the SCM category, the 6% decrease was due to a 24% decrease in net revenue per unit, offset by a 15% decrease in the average production cost per unit and a 52% increase in units sold.  In the SSL category, the 158% increase was due to the combination of a 5% increase in units sold, a 104% increase in net revenue per unit, offset by a 50% increase in the average production cost per unit.  In the CDP category, the 103% increase was due to a 52% increase in net revenue per unit, offset by the combination of a 12% increase in the average production cost per unit and a 5% decrease in the units sold.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Total Revenue by Product Category (in thousands, except for percentage data)

	Three Months Ended
	March 31,
	2009	2008	% Variance

UTM	$36,178	$41,690	(13%)
% of total revenues	77%	75%
SCM	5,233	5,811	(10%)
% of total revenues	11%	11%
SSL	4,026	5,402	(25%)
% of total revenues	9%	10%
CDP	1,711	2,408	(29%)
% of total revenues	3%	4%
Total revenues	$47,148	$55,311	(15%)

The 13% decline in revenue in the UTM product category for the three month period ended March 31, 2009 compared to the corresponding period of 2008 was primarily due to the combination of a 27% decrease in product revenue and a 39% decrease in software license revenue, offset by a 6% increase in the revenue from subscription services contracts.  Product revenue declined primarily due to a 28% decrease in units sold from the TZ product offerings and a 27% decrease in average net revenue per unit associated with NSA/PRO products. The growth in subscription services revenue was largely attributed to a 28% increase in revenue from our CGSS subscription services. The 10% decline in revenue in the SCM product category for the three month period ended March 31, 2009 compared to the corresponding period of 2008 was primarily due to a 55% decrease in product revenue, and a 7% decrease in software license and subscription services revenue.  Product revenue declined primarily due to a 49% decrease in units sold and a 12% decrease in average net revenue per unit. The 25% decline in revenue in the SSL product category for the three month period ended March 31, 2009 compared to the corresponding period of 2008 was primarily due to a 64% decrease in product revenue, offset by a 16% increase in the revenue from software license and subscription service contracts.

Product revenue declined primarily due to a 33% decrease in units sold combined with a 46% decrease in average net revenue per unit. The 29% decline in revenue in the CDP product category in the three month period ended March 31, 2009 compared to the corresponding period of 2008 was primarily due to a 54% decrease in product revenue combined with a 2% decrease in software license and subscription services revenue. Product revenue declined primarily due to a 44% decrease in units sold and an 18% decrease in average net revenue per unit.

The following table shows the gross profit for product and the gross profit for license and service (in thousands, except for percentage data):

	Three Months Ended March 31,
	Gross Profit Amount		Gross Profit
	2009	2008	2009	2008

Product	$7,207	$12,700	47%	53%
License and service	27,544	26,748	87%	85%
Amortization of purchased technology	(754)	(754)	n/a	n/a
Total gross profit	$33,997	$38,694	72%	70%

Cost of Product Revenue and Gross profit

Cost of product revenue includes costs associated with the production of our products, including cost of materials, manufacturing and assembly costs paid to contract manufacturers, freight, related fulfillment costs, and overhead costs associated with our manufacturing operations.  Additionally, warranty costs and inventory provisions or write-downs are included in cost of product revenue.

In the three month period ended March 31, 2009 compared to the corresponding period of 2008, the cost of product revenue decreased in all four product categories.  In the UTM product category, the 21% decline was due to a 23% decrease in units sold, partially offset by a 3% increase in average production cost per unit. In the SCM product category, the 47% decline was due to a 49% decrease in units sold, partially offset by a 4% increase in average production cost per unit. In the SSL product category, the 48% decline was due to a 33% decrease in units sold and a 21% decrease in average production cost per unit. In the CDP product category, the 33% decline was due to a 44% decrease in units sold, offset by a 20% increase in average production cost per unit. In the three month period ended March 31, 2009, the average production cost per unit for all product categories decreased by approximately 1%, and the number of units sold decreased by approximately 25%, in comparison to the same period in 2008.

Gross profit and gross profit percentage from product sales in all four product categories decreased in the three month period ended March 31, 2009 compared to the same period in 2008. In the UTM product category, the 32% decline in gross profit was due to the combination of a 23% decrease in units sold, a 3% increase in average production cost per unit, and a 4% decrease in average net revenue per unit.  In the SCM product category, the 70% decline in gross profit was due to the combination of a 49% decrease in units sold, a 4% increase in average production cost per unit, and a 12% decrease in average net revenue per unit. In the CDP product category, the 70% decline in gross profit was due to the combination of a 44% decrease in units sold, a 20% increase in average production cost per unit, and an 18% decrease in average net revenue per unit. In the SSL product category, the 70% decline in gross profit was due to the combination of a 33% decrease in units sold, and a 46% decrease in average net revenue per unit, offset by a 21% decrease in average production cost per unit.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Total revenue by product category (in thousands, except for percentage data)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2009	2008	% Variance	2009	2008	% Variance
UTM	$37,315	$41,762	(11%)	$73,493	$83,452	(12%)
% of total revenues	77%	75%		77%	75%
SCM	5,120	5,894	(13%)	10,353	11,706	(12%)
% of total revenues	11%	11%		11%	11%
SSL	3,848	4,977	(23%)	7,874	10,379	(24%)
% of total revenues	8%	9%		8%	9%
CDP	2,278	3,166	(28%)	3,989	5,573	(28%)
% of total revenues	4%	5%		4%	5%
Total revenues	$48,561	$55,799	(13%)	$95,709	$111,110	(14%)

The 11% decline in revenue in the UTM product category for the three month period ended June 30, 2009 compared to the corresponding period of 2008 was primarily due to the combination of a 24% decrease in product revenue and a 29% decrease in software license revenue, offset by 3% increase in revenue from subscription services contracts.  Product revenue declined primarily due to a 20% decrease in units sold from the TZ product offerings, and a 42% decrease in average net revenue per unit from NSA/PRO products combined with an 18% increase in units sold. The growth in subscription services revenue was largely attributed to a 17% increase in revenue from our CGSS subscription services.  The 13% decline in revenue in the SCM product category for the three month period ended June 30, 2009 compared to the corresponding period of 2008 was primarily due to a 49% decrease in product revenue and an 8% decrease in revenue from software license and subscription services contracts.  Product revenue declined primarily due to a 42% decrease in units sold combined with a 12% decrease in average net revenue per unit.  The 23% decline in revenue in the SSL product category for the three month period ended June 30, 2009 compared to the corresponding period of 2008 was primarily due to a 59% decrease in product revenue, offset by a 13% increase in revenue from software license and subscription services contracts.  Product revenue declined primarily due to an 18% decrease in units sold combined with a 50% decrease in average net revenue per unit.  The 28% decline in revenue in the CDP product category for the three month period ended June 30, 2009 compared to the corresponding period of 2008 was primarily due to a 44% decrease in product revenue, offset by a 5% increase in revenue from software license and subscription services contracts.  Product revenue declined primarily due to a 50% decrease in units sold, offset by an 11% increase in average net revenue per unit.

The 12% decline in revenue in the UTM product category for the six month period ended June 30, 2009 compared to the corresponding period of 2008 was primarily due to the combination of a 25% decrease in product revenue and a 34% decrease in software license revenue, offset by a 5% increase in revenue from subscription services contracts.  Product revenue declined primarily due to a 24% decrease in units sold from the TZ product offerings, and a 35% decrease in average net revenue per unit associated with NSA/PRO products, offset by a 7% increase in units sold.  The growth in subscription services revenue was largely attributed to a 22% increase in revenue from our CGSS subscription services.  The 12% decline in revenue in the SCM product category for the six month period ended June 30, 2009 compared to the corresponding period of 2008 was primarily due to a 52% decrease in product revenue combined with an 8% decrease in revenue from software license and subscription services contracts.  Product revenue declined primarily due to a 46% decrease in units sold combined with a 12% decrease in average net revenue per unit.  The 24% decline in revenue in the SSL product category for the six month period ended June 30, 2009 compared to the corresponding period of 2008 was primarily due to a 62% decrease in product revenue, offset by a 14% increase in revenue from software license and subscription services contracts.  Product revenue declined primarily due to a 27% decrease in units sold combined with a 48% decrease in average net revenue per unit.  The 28% decline in revenue in the CDP product category for the six month period ended June 30, 2009 compared to the corresponding period of 2008 was primarily due to a 48% decrease in product revenue, offset by a 1% increase in revenue from software license and subscription services contracts.  Product revenue declined primarily due to a 47% decrease in units sold.

The following table shows the gross profit for product and the gross profit for license and service (in thousands, except for percentage data):

	Three Months Ended June 30,				Six Months Ended June 30,
	Gross Profit Amount		Gross Profit		Gross Profit Amount		Gross Profit
	2009	2008	2009	2008	2009	2008	2009	2008
Product	$7,559	$12,999	46%	55%	$14,766	$25,698	46%	54%
License and service	28,149	26,548	88%	83%	55,693	53,296	87%	84%
Amortization of purchased technology	(754)	(754)	n/a	n/a	(1,508)	(1,508)	n/a	n/a
Total gross profit	$34,954	$38,793	72%	70%	$68,951	$77,486	72%	70%

Cost of Product Revenue and Gross profit

Cost of product revenue includes costs associated with the production of our products, including cost of materials, manufacturing and assembly costs paid to contract manufacturers, freight, related fulfillment costs, and overhead costs associated with our manufacturing operations.  Additionally, warranty costs and inventory provisions or write-downs are included in cost of product revenue.

In the three month period ended June 30, 2009 compared to the corresponding period of 2008, the cost of product revenue decreased in all four product categories.  In the UTM product category, the 13% decline was due to a 13% decrease in units sold.

In the SSL product category, the 29% decline was due to an 18% decrease in units sold and a 13% decrease in average production cost per unit. In the SCM product category, the 39% decline was due to a 42% decrease in units sold. In the CDP product category, the 40% decline was due to a 50% decrease in units sold, offset by a 19% increase in average production cost per unit. In the three month period ended June 30, 2009, the average production cost per unit for all product categories decreased by approximately 3%, and the number of units sold decreased by approximately 14%, in comparison to the same period last year.

In the six month period ended June 30, 2009 compared to the corresponding period of 2008, the cost of product revenue decreased in all four product categories.  In the UTM product category, the 17% decline was due to an 18% decrease in units sold, offset by a 1% increase in average production cost per unit. In the SSL product category, the 40% decline was due to a 27% decrease in units sold and an 18% decrease in average production cost per unit. In the SCM product category, the 43% decline was due to a 46% decrease in units sold. In the CDP product category, the 37% decline was due to a 47% decrease in units sold, offset by a 20% increase in average production cost per unit. In the six month period ended June 30, 2009, the average production cost per unit for all product categories decreased by approximately 2%, and the number of units sold decreased by approximately 20%, in comparison to the same period last year.

Gross profit and gross profit percentage from product sales in all four product categories decreased in the three month period ended June 30, 2009 compared to the same period in 2008.  In the UTM product category, the 35% decline in gross profit was due to the combination of a 13% decrease in units sold, and a 13% decrease in average net revenue per unit. In the SSL product category, the 69% decline in gross profit was due to the combination of an 18% decrease in units sold, and a 50% decrease in average net revenue per unit, offset by a 13% decrease in average production cost per unit. In the SCM category, the 65% decline in gross profit was due to the combination of a 42% decrease in units sold, a 6% increase in average production cost per unit, and a 12% decrease in average net revenue per unit.  In the CDP product category, the 47% decrease in gross profit was due to the combination of a 50% decrease in units sold, and a 19% increase in average production cost per unit, offset by an 11% increase in average net revenue per unit.

Gross profit and gross profit percentage from product sales in all four product categories decreased in the six month period ended June 30, 2009 compared to the same period in 2008. In the UTM product category, the 33% decline was due to the combination of an 18% decrease in units sold, a 1% increase in average production cost per unit, and a 9% decrease in average net revenue per unit.  In the SSL product category, the 69% decline was due to the combination of a 27% decrease in units sold, and a 48% decrease in average net revenue per unit, offset by an 18% decrease in average production cost per unit. In the SCM product category, the 68% decline was due to the combination of a 46% decrease in units sold, a 5% increase in average production cost per unit, and a 12% decrease in average net revenue per unit. In the CDP product category, the 56% decline was due to the combination of a 47% decrease in units sold, a 20% increase in average production cost per unit, and a 2% decrease in average net revenue per unit.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 61

5.
Please explain what comprises product revenues versus license and service revenues in the consolidated statements of operations.  In this regard, to the extent that either of these line items includes both product and services, tell us how you considered separately disclosing revenue and cost of revenues by products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X.  Alternatively, if the license and service line item includes only service related revenue, then tell us your consideration to revise the description of this line item to more clearly describe its content.

In response to the Staff’s comment, we respectfully submit that product revenue is comprised primarily of sales of hardware appliances.  License and service revenue is comprised of subscription service licenses, technical support services, and perpetual software licenses.

Revenue from products represents sales of our hardware appliances.  Hardware appliance revenue represented 52.9%, 49.7%, and 41.6% of total revenue in fiscal years 2006, 2007, and 2008, respectively.

Revenue from subscription service licenses are reported as services based on the nature of the deliverable included with the service.  These licenses entitle the owner to receive from the Company regular content updates designed to maintain a high level of performance for the intended function.  For example, we deliver regular updates to the library of undesirable websites used by our content filtering service which allows customers to block access to these undesirable websites.

Revenue from technical support services relates to typical maintenance services which entitle customers to technical support via phone as well as  updates to the operating system of the appliances on an “if and when available” basis.  We also sell bundled packages which combine subscription service licenses and technical support services into a single offering.  Revenue from subscription license services and technical support services represented 39.6%, 44.6%, and 53.3%, of total revenue for fiscal years 2006, 2007, and 2008, respectively.

Revenue from perpetual software licenses relates to one time charges for software programs providing unique functionality such as reporting capabilities and remote user access to networks.  Revenue from perpetual software licenses represented 7.5%, 5.8%, and 5.1%, of total revenue for fiscal years 2006, 2007, and 2008, respectively.  Under Rule 5-03 (b) we have elected not to report perpetual software license revenue  separately as it represents less than 10% of total revenue.  We elected to combine software licenses with services as we believe this best illustrates the nature of our business whereby hardware appliances are sold as base units and software and service elections are available to allow the customer to enhance their functionality.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 67

6.
We note your revenue disclosures regarding arrangements that include multiple obligations including the notion that vendor specific objective evidence (“VSOE”) of fair value is derived “generally [from] the average selling price of each element when sold separately.”  For both your SAB 104 and SOP 97-2multiple-element arrangements, please describe the methodology used to establish VSOE of fair value for each of your elements, the accounting literature you considered and how you considered disclosing in greater detail your policy in the revenue recognition footnote.  Since you disclose that VSOE is based on stand-alone sales, provide the volume and range of stand-alone sales used to establish VSOE.  Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g. geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).  Further, if your VSOE varies from customer to customer, tell us how you reasonably establish VSOE pursuant to paragraph 10 of SOP 97-2, as applicable.

In response to the Staff’s comment, we respectfully submit that we establish VSOE pursuant to paragraph 10 of SOP-97-2 only on undelivered elements of sales arrangements.  VSOE on undelivered elements is calculated each quarter from the average selling price (ASP) of same services in the previous quarter.  ASP’s do not vary significantly (typically less than 5%) from quarter to quarter.  We validate quarterly the use of ASP as VSOE by evaluating the pool of transactions for all material service offerings in each quarter for stand alone sales of that offering.  The calculated ASP of each offering is deemed to be representative of VSOE if 70% of the transactions making up the ASP are priced within a 30% bandwidth.

VSOE is established for each future deliverable element at the product offering level.  This same value for VSOE is used across all geographic regions and all customer types and is not adjusted for purchase volume discounts.  Perpetual licenses are delivered elements of a sales arrangement and VSOE is therefore not established.  Subscription service licenses are treated as undelivered elements of a sales arrangement and are subject to the same VSOE guidelines as other undelivered elements of sales arrangements.  Competitive pricing situations are approved by management with relevant authority who ensure that discounts on undelivered elements remain within a 30% bandwidth of ASP.

Management believes additional disclosure would not be warranted or meaningful to readers.

7.
We note from your disclosure on page 12 that support services in certain locations are provided through the company’s distributors.  Please clarify whether you recognize revenue from services provided by your distributors and if so, please provide your revenue recognition policy and specifically, tell us how you considered EITF 99-19 in accounting for such revenues.

In response to the Staff’s comment, we respectfully submit that in certain countries where the Company does not have a significant presence and does not have support personnel that speak the local language, the distributor provides first line support to local customers.  The distributors involve SonicWALL as necessary depending upon the complexity of the technical issue.  SonicWALL does directly provide support to such local customers with updates to their operating system on an “if and when available” basis under the terms and conditions of our support agreements.

We recognize revenue for such support arrangements in the amount paid to us by the distributor ratably over the entitlement period of the support agreement.  We do not pay the distributor for services they render to the local customer.  The distributor recoups their costs based on the amount they charge the local customer when reselling a SonicWALL support agreement.

In the context of EITF 99-19 we are not billing a customer for services provided by a 3rd party.  Accordingly the consideration of recognizing revenue in the amount of gross billings or net amount retained is not applicable.

Note 6. Financial Instruments, page 75

8.
We note that a portion of the company’s asset backed securities portfolio has been in a loss position for greater than 12 months at December 31, 2008 and remains in a loss position at June 30, 2009.  We also note from your disclosures on page 78 that the company has “both the intent and ability to hold these investments until a recovery of fair value occurs, which may be at maturity.”  Please tell us when these securities mature.  Also, please explain further how you concluded that these investments were not other-than-temporarily impaired at both December 31, 2008 and June 30, 2009.  In this regard, describe further the credit quality of the collateral underlying these assets and tell us whether credit or liquidity issues are the cause of the decline in market value.  Tell us how you considered these issues as well as any other evidence you considered in concluding that these investments were not other-than-temporarily impaired.  We refer you to FSP FAS 115-1 and FAS 124-1.

In response to the staff’s comment, we respectfully submit that the maturity dates of the asset back securities (ABS) that have been in a loss position for more than 12 months range from 2035 to 2037.

In accordance with FSP SFAS No. 115-1 and 124-1 and SAB Topic 5M, we used the following factors to determine whether the unrealized loss was other-than-temporary or temporary at December 31, 2008 and June 30, 2009:

•
The nature of the investment – SonicWALL’s ABS portfolio had amortized cost of $25.2 million and $12.0 million at December 31, 2008 and June 30, 2009, respectively, in mortgages that are backed by the federal government and $15.5 million and $13.9 million at December 31, 2008 and June 30, 2009, respectively, of non federal agency mortgage-backed securities. The underlying assets of the entire ABS portfolio are all prime mortgages and older and senior mortgages with high loan-to-value ratios.

•
The cause and duration of the impairment – the impairment is primarily caused by the illiquid financial markets, overall market risk aversion, and the lack of demand for these securities, rather than issues with the instrument themselves. The Company estimates the duration of the impairment will extend to the earlier of a market recovery or maturity.

•
The financial condition and near term prospects of the issuer – the majority of the ABS portfolio is backed by the U.S. Government. The Non-Government backed ABS were issued by large financial institutions such as  Bank of America and Credit Suisse.

•
The ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value – As of the filing date, the Company had both the intent and the ability to hold these investments until a recovery of the fair value occurs, which may be maturity, evidenced by our cash & short term investment position and the ability to generate positive cash flows. At December 31, 2008, the Company had a total cash and short-term investment position of $105.5 million and generated cash from operations of $62 million in fiscal 2007 and $19 million in fiscal 2008.

•
The extent to which fair value is less than cost – the fair value was below cost by $5.8 million or 14% at December 31, 2008 and $5.6 million or 22% at June 30, 2009. The Company believes that it is reasonable that the value of these securities will recover over time due to the following factors:

o	the underlying assets are senior mortgages,
o	the monthly mortgage payments are being made as scheduled, and
o	we have continued to redeem portions of these investments with no loss incurred.

These factors led us to conclude that the impairment is not other-than-temporary. Based on our assessment of cash flow projections and ability to access cash, cash equivalents and other short-term marketable securities, we did not anticipate having to sell these securities below cost, in order to operate our business in the foreseeable future. Based on all of these factors, we concluded that the Company had the ability and intent to hold the ABS until anticipated recovery, which could be at final maturity.

The facts and circumstances supporting this conclusion are subject to change in future periods and will be evaluated each quarter in determining the proper accounting and disclosure requirements for these investments.

Item 9A. Disclosure Controls and Procedures

Effectiveness of Disclosure Controls and Procedures, page 93.

9.
We note your statements that a “control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met,” and that “there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.” Please tell us, and clarify in future filings, whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level as of the end of the applicable period. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Refer to Section 11.F.4 of SEC Release No. 33-8238.

In response to the Staff’s comments, we respectfully submit that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at that reasonable assurance level as of the annual period ended December 31, 2008 and subsequent interim periods ended March 31, 2009 and June 30, 2009.

In future filings we will clarify that our disclosure controls are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level as of the end of the applicable period.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated from Definitive Proxy Statement on Schedule 14A filed on April 29, 2009)

Section 16(a) Beneficial Ownership Reporting Information, page 53.

10.
Your disclosure does not expressly address whether the referenced Section 16(a) reports were filed on a timely basis, as called for by Item 405(a)(1) of Regulation S-K. Please provide the disclosure required by Item 405(a) with respect to each known delinquent filer during the applicable period; or confirm, if accurate, that there were none. In addition, revise your disclosure as appropriate in future filings.

In response to Staff’s comments, we respectfully submit that based solely on the review of the copies of such forms furnished to us and written representations from our executive officers and directors, we believe that all of our executive officers, directors and 10% shareholders made all the necessary filings under Section 16(a) during the fiscal year 2008 in a timely fashion.

In future filings, we will revise our disclosure as appropriate.

Item 11. Executive Compensation (Incorporated from Definitive Proxy Statement on Schedule 14A filed on April 29, 2009)

Compensation Discussion and Analysis

Elements of Compensation, page 33

11.
We note that you benchmark the compensation of your named executive officers against the compensation paid by the “peer group” of companies identified in your filing. You disclose that your goal is to target total cash compensation and base salaries, respectively, at approximately the 60th percentile of this peer group. Please explain how you determined that the 60th percentile is an appropriate benchmark for these elements of compensation. In addition, discuss where actual payments fall in comparison to the targeted parameters for each element of compensation that is benchmarked. To the extent actual compensation is outside the targeted percentile range, explain why. In this regard, we note your statement that base salaries have varied from the 60th percentile target because the compensation committee considers other factors in determining base salaries. Your disclosure should also state which named executive officers’ fiscal 2008 base salaries varied significantly from the targeted percentile, and to what degree, and it should provide a more detailed discussion of how the compensation committee considered factors you cite when determining the amount of base salaries for your named executive officers.

In response to Staff’s comments, we respectfully submit that our compensation committee established target total cash compensation and base salary at approximately the 60th percentile of our peer group to attract and retain the quality of executive management required to lead our Company, to recognize that housing, taxes and other cost of living expenses in Silicon Valley are greater than in other regions of the United States in which certain of the peer group companies are located, and to recognize that we must compete for executive talent with a significant number of our peer group companies who are located in the same geographic area as the Company. Our review of base salaries and total compensation ranges are conducted annually, generally during the first quarter of a calendar year. Adjustments to base salary and total compensation targets are made to assure that they reflect our targeted compensation ranges over the entire calendar year.

Actual base salary and total cash compensation targets set for each named executive officer may vary from the percentile target indicated above. This deviation has generally ranged from 15% above targeted base salary and total cash compensation to 20% below such targets. Although this level of deviation has not been set by the Compensation Committee as a formalized permissible range, deviations from the targeted percentiles have occurred because the Compensation Committee also considers a number of other factors in setting compensation levels for named executive officers. These factors include job performance, skill set, prior experience, time with the Company, time in the executive’s then current position, internal consistency regarding pay levels for similar positions, external pressures to attract and retain executive talent generally and to attract and retain executive talent for each specific position, and market conditions generally.

The following table indicates, for each named executive officer for fiscal year 2008, the percentage by which that officer’s base salary was above or below the approximate 60th percentile target and the percentage by which the officer’s targeted total annual cash compensation (base salary plus target bonus) was above or below the approximate 60th percentile target.

Named Executive Officer	Base Salary: Percentage Above or Below 60th Percentile	Total Targeted Annual Cash Compensation: Percentage Above or Below 60th Percentile
Mr. Medeiros, President and Chief Executive Officer	-19%	-11%
Mr. Selvi, Vice President and Chief Financial Officer	-16%	-19%
Mr. Blough, Vice President Worldwide Sales	-29%	-13%
Mr. Knauff, Vice President, Finance and Corporate Controller	+11%	+16%
Mr. Gonzalez, Vice President, General Counsel and Corporate Secretary	+2%	-1%

In establishing fiscal year 2008 cash compensation for our named executive officers, the publicly available information regarding the peer group yielded insufficient base salary and targeted annual cash compensation survey data at the 60th percentile for the positions held by Mr. Knauff and Mr. Gonzalez. Accordingly, their base salary and targeted total annual cash compensation targets were based upon available survey data published by Radford, an Aon Consulting Company,   for comparable positions at comparably sized companies located in Northern California targeted at approximately the 60th percentile.

The Compensation Committee has adopted a pay for performance philosophy in which a greater percentage of executive compensation is incentive based. Our President and Chief Executive Officer as well as his direct reports, Mr. Selvi and Mr. Blough, did not receive an increase in base salary in 2008.  Mr. Knauff and Mr. Gonzalez, whose percentage of incentive based compensation to total targeted cash compensation is lower, have periodically received increases in base salary during the time they have held their current positions.

The following table indicates for each named executive officer for fiscal year 2008 the percentage by which that officer’s actual total annual cash compensation received was above or below the 60th percentile target established by the Compensation Committee:

Named Executive Officer	Total Actual Annual Cash Compensation for fiscal year 2008: Percentage Above or Below Targeted 60th Percentile
Mr. Medeiros	-55%
Mr. Selvi	-46%
Mr. Blough	-16%
Mr. Knauff	-18%
Mr. Gonzalez	-29%

Mr. Blough participates in the Company’s sales commission program and is not eligible to participate in the Company’s annual incentive compensation program.  No cash incentive payments were awarded to the other named executive officers under the Company’s annual incentive compensation program for 2008 because the Company’s financial results did not meet the established thresholds for funding. As reflected in the above table, total cash compensation received by our named executive officers for fiscal year 2008 was significantly below the targeted levels.

Annual Incentive Compensation Bonus, page 34.

12.
You disclose that the release of payments under your 2008 cash incentive bonus program was based on achieving certain corporate performance targets (i.e., total revenue, earnings per share on a non-GAAP basis, and free operating cash flow). However, you do not disclose the specific target amounts that need to be achieved. We note also your disclosure that no cash incentive bonuses were awarded to named executive officers for 2008 because the company’s financial results did not meet the established thresholds for funding. Please disclose the specific performance targets relied upon to make your determination that incentive compensation should not be paid in 2008, as such performance targets appear material to an understanding of your executive compensation policies and decision-making processes. If you believe that disclosure of these targets is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation in your response supporting your conclusion.

In response to Staff’s comments, we respectfully submit that for fiscal year 2008 under our cash incentive bonus program, the worldwide revenue target was $245.0 million and actual results were $218.7 million, or 89.2% of target; the earnings per share on a non-GAAP basis target was $0.34 and actual results were $0.29, or 85.3% of target; the free operating cash flow target was $45.4 million and actual results were $17.9 million, or 39.4% of target. Since the Company’s financial results did not meet the established thresholds for funding, no cash incentive bonuses were paid to our named executive officers for 2008.

13.
You disclose that you rely in part on earnings per share on a non-GAAP basis in determining incentive compensation for your named executive officers.  Please explain briefly in your response letter and in future filings, if applicable, how this measure is calculated from your audited financial statements.  Refer to Instruction 5 to Item 402(b) of Regulation S-K.

In response to the staff’s comment, we respectfully submit that non-GAAP EPS was derived from our audited financial statements as of December 31, 2008, as follows:

In thousands:
GAAP earnings		$4,881
Adjustments to GAAP earnings:
- share based compensation expense		$10,619
- amortization of intangible assets		$5,814
- tax applied to above adjustments	$	(4,376)
Non-GAAP earnings		$16,938
Diluted shares outstanding		57,897
Non-GAAP earnings per share		$0.29

We will include such disclosure in future filings if such a measure is used in determining incentive compensation for named executive officers in future periods.

14.
We note your disclosure that once the funding level of the annual cash incentive bonus pool has been established, bonus payments to your named executive officers are determined based on the achievement of individual performance objectives. Please describe the individual goals for each named executive officer. In addition, in future filings relating to fiscal years for which incentive compensation is awarded to your named executive officers, describe how achievement of these individual goals is measured and factored into compensation decisions. In this regard, we note that you describe generally the use of a “balanced business scorecard” to assess individual performance, but you do not provide adequate quantitative or qualitative disclosure of the individual performance objectives considered for each named executive officer. See Item 402(b)(vii) of Regulation S-K.

In response to Staff’s comments, we respectfully submit that the individual performance objectives for fiscal year 2008 for each named executive officer, who participated in the Company’s incentive compensation program, included the following:

For Mr. Medeiros, our President & Chief Executive Officer
•	Continuation of growth in subscription services
•	Continuation of penetration of the mid-tier segment with success in the E-Class product line
•	Continuation of improvement of International Revenue Growth
•	Demonstration of corporate economies of scale and increased employee productivity

For Mr. Selvi, our Vice President and Chief Financial Officer
•	Maintenance of internal controls in compliance with requirements of the Sarbanes-Oxley Act
•	Process improvement and automation in finance and operations
•	Improvement of channel reporting data
•	Improvement of real time revenue reporting and deferred revenue analytics
•	Completion of critical systems projects

For Mr. Knauff, our Vice President, Finance and Corporate Controller
•	Sarbanes-Oxley internal controls compliance
•	Improve sales transaction support
•	SEC reporting compliance
•	Development of predictable and transparent internal systems

For Mr. Gonzalez, our Vice President, General Counsel & Corporate Secretary
•	Reduction of litigation costs below budgeted targets
•	Satisfy SEC reporting/Corporate Compliance requirements
•	Provide Board of Directors legal support
•	Satisfy Corporate Governance compliance requirements
•	Complete company-wide Code of Conduct training program

Mr. Blough, our Vice President of Worldwide Sales, participates in the Company’s sales commission plan and does not participate in the Company’s annual incentive compensation plan.

In future filings relating to fiscal years in which incentive compensation is awarded to named executive officers, we will describe how achievement of applicable individual goals for each named executive officer is measured and factored into compensation decisions.

Exhibits

15.
We note your disclosure that once the funding level of the annual cash incentive bonus pool has been established, bonus payments to your named executive officers are determined based on the achievement of individual performance objectives. Please describe the individual goals for each named executive officer. In addition, in future filings relating to fiscal years for which incentive compensation is awarded to your named executive officers, describe how achievement of these individual goals is measured and factored into compensation decisions. In this regard, we note that you describe generally the use of a “balanced business scorecard” to assess individual performance, but you do not provide adequate quantitative or qualitative disclosure of the individual performance objectives considered for each named executive officer. See Item 402(b)(vii) of Regulation S-K.

In response to Staff’s comments, we will file the distribution agreement with Alternative Technology as an exhibit to our next interim report filed on Form 10-Q.

Forms 8-K Filed February 11, 2009, April 27, 2009 and July 23, 2009

Use of Non-GAAP Financial Measures

16.
We believe the non-GAAP operating statement columnar format appearing in your forms 8-K filed February 11, 2009, April 27, 2009 and July 23, 2009 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measure and does not contemplate including non-GAAP financial statements as a “measure.”  Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measure (i.e. line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K or the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial measures, Question 8.

In response to the staff’s comment, we respectfully submit that the Company will remove this presentation from future filings.

17.
Also, we note your non-GAAP measures exclude a number of items that appear to be recurring in nature.  Please revise to include the following disclosures pursuant to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

•	The economic substance behind management’s decision to use such a measure;
•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure
•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of you non-GAAP financial measures, which appear to exclude certain items that could be considered non-recurring in nature, especially since these measures appear to be used to evaluate performance.

In response to the staff’s comment, we respectfully submit that the Company will revise future filings to conform to disclosure requirements pursuant to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 6. Financial Instruments, page 9

18.
We note that you reclassified the asset backed securities from Level 3 to Level 1 during the fiscal quarter ended June 30, 2009.  Please elaborate on your disclosure that your “broker was able to obtain quoted market prices in an active market” for these securities.  Tell us what consideration you gave to disclosing within MD&A a description of the nature of this change in valuation technique, the reason for the change, and, where possible, the quantitative effect of the change to the technique.

In response to the staff’s comment, we respectfully submit that on 3 separate occasions in June and July we requested our broker to go into the market and solicit bids for these securities.  In all 3 instances the broker was able to obtain bids from buyers on that day or the next day.  Had management elected to do so, we could have sold these specific securities for the price bid by the prospective buyer.  We view these facts to be representative of an active market and a representation of the amount a 3rd party is willing to pay for these assets.  We therefore valued these specific securities at the amount of the bid price received without further judgment by management and deemed this to be a Level I input.

We do not believe the fair value changed significantly as a result of this change in technique and therefore did not elaborate on the change in technique beyond the disclosure contained in footnote 6. We believe the current technique is a more accurate estimate of fair value.  We will modify our disclosure on this matter in the MD&A section of the next interim report as appropriate.

Note 11.  Commitments and Contingencies

Legal Proceeding, page 15

19.
We note that on June 9, 2009, the Court issued an order granting preliminary approval of the settlement in the December 2001 securities class action complaint filed against the company and certain officers, directors and underwriters. Please tell us if the terms of the proposed settlement call for any payments to be made by the company. If so, tell us how you considered SFAS 5 in concluding that no loss accrual was required as of June 30, 2009.

In response to Staff’s comments, we respectfully submit that under the settlement, which is subject to final Court approval, the insurers would pay the full amount of settlement share allocated to the Company, and the Company will not be required to make any payments. The Company, as well as the officer and director defendants who were previously dismissed from the action without prejudice pursuant to tolling agreements, would receive complete dismissals from the case.

If you have any questions or additional comments after reviewing our responses to your inquiries, please contact me directly.

Sincerely,

/s/ Robert Selvi

Robert Selvi
Chief Financial Officer